

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Mark Denien
Chief Financial Officer
Duke Realty Corporation
Duke Realty Limited Partnership
8711 River Crossing Boulevard
Indianapolis, Indiana 46240

   Re: Duke Realty Corporation
     Duke Realty Limited Partnership
     Form 10-K for the year ended December 31, 2021
     Filed on February 18, 2022
     File Nos. 001-09044 and 001-20625

Dear Mr. Denien:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction